UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D
                UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (Amendment No. ______)*


                      BEVERLY NATIONAL CORPORATION
______________________________________________________________________________
                            (Name of Issuer)


                             COMMON STOCK
______________________________________________________________________________
                    (Title of Class of Securities)


                              088115 10 0
______________________________________________________________________________
                            (CUSIP Number)


                          John Sheldon Clark
                      1633 Broadway, 30th Floor
                      New York, New York 10019
                           (212) 707-8771
______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            July 18, 2006
______________________________________________________________________________
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 6 Pages

CUSIP No. 088115 10 0               13D                      Page 2 of 6 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     John Sheldon Clark
     ###-##-####
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [  ]
                                                             (b) [  ]

------------------------------------------------------------------------------
3    SEC USE ONLY


------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    [ ]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

------------------------------------------------------------------------------
                      +
                      + 7    SOLE VOTING POWER
  NUMBER OF SHARES    +
BENEFICIALLY OWNED BY +
EACH REPORTING PERSON +      206,779
       WITH           +-------------------------------------------------------
                      + 8    SHARED VOTING POWER
                      +
                      +
                      +       23,959
                      +-------------------------------------------------------
                      + 9    SOLE DISPOSITIVE POWER
                      +
                      +
                      +      206,779
                      +-------------------------------------------------------
                      + 10   SHARED DISPOSITIVE POWER
                      +
                      +
                      +      23,959
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     230,738
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.55%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------

CUSIP No. 088115 10 0               13D                      Page 3 of 6 Pages



Item 1.  Security and Issuer.
-----------------------------

     The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock ("Common Stock") of Beverly National Corporation (the "Issuer"). The address of the Issuer's principal executive office is 240 Cabot Street, Beverly, Massachusetts 01915.

Item 2.  Identity and Background.
---------------------------------

     (a)  John Sheldon Clark ("Reporting Person").

     (b) The Reporting Person's residence address is 3701 Turtlecreek Boulevard, Apartment 10J, Dallas, Texas 75219. The Reporting Person's office address is 1633 Broadway, 30th Floor, New York, New York 10019.

     (c) The Reporting Person's principal occupation is as an individual private investor.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     The Reporting Person owns 111,550 shares of Common Stock which are held directly. The Reporting Person's spouse owns 23,959 shares of Common Stock. In addition, two trusts for which the Reporting Person serves as sole trustee hold an aggregate of 95,229 shares of Common Stock. All purchases by the Reporting Person were made with personal funds. No part of the consideration obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock is or will be borrowed. The total consideration for all of the shares of Common Stock acquired to date (including the shares being reported in Item 5(c) hereof) by the Reporting Person, his spouse and the trusts is approximately $4.3 million with the aggregate consideration with respect to the shares reported in Item 5(c) hereof amounting to $1.3 million.


CUSIP No. 088115 10 0               13D                      Page 4 of 6 Pages



Item 4.  Purpose of Transaction.
--------------------------------

     The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person will continually evaluate the business, financial condition and business prospects of the Issuer as well as conditions in the economy and the banking industry in general with a view toward determining whether to hold, decrease or add to his investment in the Common Stock.

     The Reporting Person currently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) The Reporting Person beneficially owns 230,738 shares of Common Stock which represents approximately 8.55% of the outstanding shares of Common Stock (based upon 2,698,523 shares issued and outstanding as of July 18, 2006 as reported in the Issuer's press release issued on July 19, 2006 reporting the completion of the Issuer's public offering in combination with the information presented in the Issuer's prospectus dated July 12, 2006).

     (b) The Reporting Person has sole voting and dispositive power with respect to 206,279 shares of Common Stock which includes the 95,229 shares of Common Stock held by the two trust[s] for which he serves as the sole trustee. The Reporting Person is deemed to have shared voting and dispositive power with respect to 23,959 shares of Common Stock owned solely by his spouse but which are deemed to be beneficially owned by the Reporting Person. The information regarding the Reporting Person's spouse with respect to Item 2, subsections (b) through (f), is the same as the information provided for the Reporting Person.


CUSIP No. 088115 10 0               13D                      Page 5 of 6 Pages



     (c) The Reporting Person had the following transactions in the Issuer's securities during the last 60 days:



      Date               Amount               Price Per Share
    -------            ---------              ---------------

    7/18/06            60,000(1)                  $22.00

________________
(1) The Reporting Person purchased 14,000 shares of the common stock for his own account with the remaining 46,000 shares being purchased by the two trusts for which the Reporting Person serves as the sole trustee thereof.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------------------------------------------------------------------------------

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     Not applicable.


CUSIP No. 088115 10 0               13D                      Page 6 of 6 Pages



                                Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





                                               /s/ John Sheldon Clark
                                               -------------------------
                                               John Sheldon Clark




                                               Date: August 1, 2006